

ORRICK





ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

January 11, 2006

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com


SEC MAIL
RECEIVED
PROCESSING
2005
WASH. D.C.
213
SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ~~FJH~~ FJA AG (the "Company")
File No. 82-5077

SUPPL

Dear Sir or Madam:

Subsequent to our submission of November 28, 2005 enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,



Johannes K. Gäbel
U.S. Authorized Representative

Enclosures


PROCESSED
JAN 25 2006
THOMSON
FINANCIAL

DOCSNY1:863595.16
13024-2 JG9/JG9

FILE NO.
82-5077

Reins[illegible], Daniela

To: SEC
Subject: FW: FJH AG: 84.95% of convertible bond converted into shares

-----Original Message-----
From: investor.relations@fjh.com [mailto:investor.relations@fjh.com]
Sent: Wednesday, January 11, 2006 10:46 AM
To: Gabel, Johannes K.
Subject: FJH AG: 84.95% of convertible bond converted into shares

Dear Mr. Gaebel,

Please find below the just published press release.

- High conversion ratio reflects confidence in the company
- Reduction in annual interest expenditure produces cost savings
- Shares from the convertible bond admitted for trading since the end of December 2005
- Trading admission of the shares from the cash capital increases expected in January 2006

Munich, 11 January 2006 - The Prime Standard-listed consulting and software house FJH AG (ISIN DE 0005130108) today announced that almost 85% of the 2005/2010 convertible bond have already been converted into 3,338,416 new shares during the first conversion period, which ran from 1 to 30 December 2005.

The company believes the high conversion rate reflects the confidence that the holders of the convertible bonds have in FJH AG's future development. The high conversion rate implies forecasted interest expenditure will fall by more than 650,000 euros per year.

As a result of the conversion options being exercised the Company's share capital has increased from 12,324,000 euros to 15,662,416 euros. The shares from the convertible bond have been admitted for trading since the end of December 2005 and have been registered in the subscribers' custody accounts.

The shares from the 2005 cash capital increases that were implemented in September and November 2005 are expected to be admitted to trading in January 2006 once the listing particulars have been approved by the Federal Finance Supervisory Authority (BaFin), which is also expected in January.

For further information please contact:

Eva Hesse
FJH AG
Elsenheimerstraße 65
80687 Munich,
phone +49 (0)89 769 01 274
fax + 49 (0)89 769 01 606
E-mail eva.hesse@fjh.com